WHITE & CASE

White & Case, S.C.
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.

Tel (52-55) 5540 9600
Fax (52-55) 5540 9699
www.whitecase.com

File Number 82-3142

November, 5, 2004

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Gigante, S.A. de C.V./ Rule 12g3-2(b) File Number 82-3142

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Grupo Gigante, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the second quarter of 2004, provided to the Mexican Stock Exchange (the "BMV");

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the summons to the Company's General Ordinary and Extraordinary Shareholders' Meeting, published in the newspaper "Reforma" on March 18, 2004;

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (A), (B) and (iii), an English summary of the minutes of the General Ordinary and Extraordinary Shareholders' Meeting held on April 2nd, 2004;

(D) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B), (C) and (iii), the Company's 2003 Annual Report provided to the shareholders;

(E) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public through EMISNET, an electronic financial information system of the BMV, regarding a notice to shareholders, dated May 20, 2004;

(F) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET regarding a clarification of a newspaper notice, dated May 28, 2004;

(G) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET regarding Gigante S.A. de C.V.'s debt restructuring, dated June 24, 2004;

(H) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET regarding approval of holding company Sinergia, dated July 9, 2004;

(I) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English translation of the list of contents and executive summary of the Annual Report for the year 2003 submitted on June 29, 2004 to the CNBV and to the BMV, in compliance with the New General Rules issued by the CNBV; and

(J) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English summary of the contents of the Report on Compliance with the Best Corporate Practices Code submitted on June 29, 2003 to the CNBV and to the BMV, in compliance with the New General Rules issued by the CNBV;

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Matthew F. Wilhoit

Enclosures

CC: Fernando Salmerón M.
Manuel Cullen (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER **2** YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**21,310,134**	**100**	**21,600,331**	**100**
2	**CURRENT ASSETS**	**6,151,443**	**29**	**6,254,272**	**29**
3	CASH AND SHORT-TERM INVESTMENTS	318,453	1	262,956	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	314,348	1	308,371	1
5	OTHER ACCOUNTS AND DOCUMENTS RECIVABLE	1,104,037	5	1,189,119	6
6	INVENTORIES	4,004,409	19	4,181,630	19
7	OTHER CURRENT ASSETS	410,196	2	312,196	1
8	**LONG-TERM**	**165,165**	**1**	**165,198**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	165,165	1	165,198	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**14,346,787**	**67**	**14,552,123**	**67**
13	PROPERTY	13,953,217	65	13,696,963	63
14	MACHINERY	0	0	0	0
15	OTHER EQUIPMENT	6,949,826	33	6,720,879	31
16	ACCUMULATED DEPRECIATION	6,690,587	31	6,077,462	28
17	CONSTRUCTION IN PROGRESS	134,331	1	211,743	1
18	**DEFERRED ASSETS (NET)**	**597,483**	**3**	**587,797**	**3**
19	**OTHER ASSETS**	**49,256**	**0**	**40,941**	**0**
20	**TOTAL LIABILITIES**	**8,621,997**	**100**	**8,874,307**	**100**
21	**CURRENT LIBILITIES**	**5,476,018**	**64**	**7,034,768**	**79**
22	SUPPLIERS	3,966,969	46	3,845,956	43
23	BANK LOANS	675,972	8	2,288,093	26
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	139,256	2	74,064	1
26	OTHER CURRENT LIABILITIES	693,821	8	826,655	9
27	**LONG-TERM LIABILITIES**	**1,992,194**	**23**	**637,784**	**7**
28	BANK LOANS	1,883,875	22	521,800	6
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	108,319	1	115,984	1
31	**DEFERRED LOANS**	**1,153,785**	**13**	**1,201,755**	**14**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**12,688,137**	**100**	**12,726,024**	**100**
34	**MINORTY INTEREST**	**44,771**		**48,672**	
35	**MAJORITY INTEREST**	**12,643,366**	**100**	**12,677,352**	**100**
36	**CONTRIBUITED CAPITAL**	**8,851,667**	**70**	**8,851,645**	**70**
37	PAID-IN CAPITAL STOCK (NOMINAL)	104,673	1	104,651	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,222,958	18	2,222,958	17
39	PREMIUM ON SALES OF SHARES	6,524,036	52	6,524,036	51
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,791,699**	**30**	**3,825,707**	**30**
42	RETAINED EARNINGS AND CAPITAL RESERVE	13,329,064	105	13,009,956	102
43	REPURCHASE FUND SHARES	1,530,512	12	1,530,512	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(11,245,898)	(89)	(10,852,231)	(86)
45	NET INCOME FOR THE YEAR	178,021	1	137,470	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER **2** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**318,453**	**100**	**262,956**	**100**
46	CASH	255,942	80	209,989	80
47	SHORT-TERM INVESTEMENTS	62,511	20	52,967	20
18	**DEFERRED ASSETS (NET)**	**597,483**	**100**	**587,797**	**100**
48	AMORTIZED OR REDEEMED	167,643	28	122,345	21
49	GOODWILL	427,871	72	465,133	79
50	DEFERED TAXES	0	0	0	0
51	OTHERS	1,969	0	319	0
21	**CURRENT LIABILITIES**	**5,476,018**	**100**	**7,034,768**	**100**
52	FOREIGN CURRENCY LIABILITIES	462,907	8	497,169	7
53	MEXICAN PESOS LIABILITIES	5,013,111	92	6,537,599	93
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**693,821**	**100**	**826,655**	**100**
57	OTHER CURRENT LIBILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIBILITIES WITHOUT COST	693,821	100	826,655	100
27	**LONG-TERM LIABILITIES**	**1,992,194**	**100**	**637,784**	**100**
59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	1,992,194	100	637,784	100
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**108,319**	**100**	**115,984**	**100**
63	OTHER LOANS WITH COST	44,171	41	57,715	50
64	OTHER LOANS WITHOUT COST	64,148	59	58,269	50
31	**DEFERRED LOANS**	**1,153,785**	**100**	**1,201,755**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,153,785	100	1,201,755	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY**	**(11,245,898)**	**100**	**(10,852,231)**	**100**
	ACCUMULATED INCOME DUE TO MONETARY	**(288,629)**	**(3)**	**(288,629)**	**(3)**
	INCOME FROM NON-MONETARY POSITION	**(10,957,269)**	**(97)**	**(10,563,602)**	**(97)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER: **2** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PREVIOUS Amount
72	WORKING CAPITAL	675,425	(780,496)
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	592	565
75	EMPLOYERS (*)	12,404	12,695
76	WORKERS (*)	19,756	20,519
77	CIRCULATION SHARES (*)	977,654,977	977,447,505
78	REPURCHASED SHARES (*)	8,644,967	8,641,967

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER **2** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY 1st TO JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**14,782,297**	**100**	**15,443,678**	**100**
2	COST OF SALES	11,461,446	78	12,197,321	79
3	**GROSS INCOME**	**3,320,851**	**22**	**3,246,357**	**21**
4	OPERATING	2,871,893	19	2,878,552	19
5	**OPERATING INCOME**	**448,958**	**3**	**367,805**	**2**
6	TOTAL FINANCING	97,257	1	116,228	1
7	**INCOME AFTER FINANCING COST**	**351,701**	**2**	**251,577**	**2**
8	OTHER FINANCIAL OPERATIONS	22,743	0	2,226	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**328,958**	**2**	**249,351**	**2**
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	128,240	1	98,091	1
11	**INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**200,718**	**1**	**151,260**	**1**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOS OPERATION**	**200,718**	**1**	**151,260**	**1**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**200,718**	**1**	**151,260**	**1**
16	EXTRAORDINARY ITEMS NET EXPENSES	19,706	0	11,633	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**181,012**	**1**	**139,627**	**1**
19	NET INCOME OF MINORITY INTEREST	2,991	0	2,157	0
20	**NET INCOME OF MAJORITY INTEREST**	**178,021**	**1**	**137,470**	**1**

STOCK EXCHANGE CODE GIGANTE | QUARTER 2 | YEAR: 2004

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**14,782,297**	**100**	**15,443,678**	**100**
21	DOMESTIC	14,037,863	95	14,590,887	94
22	FOREIGN	744,434	5	852,791	6
23	TRANSLATED INTO DOLLARS (***)	64,686	0	74,101	0
6	**TOTAL FINANCING COST**	**97,257**	**100**	**116,228**	**100**
24	INTEREST PAID	188,691	194	217,269	187
25	EXCHANGE LOSSES	52,757	54	10,899	9
26	INTEREST EARNED	7,401	8	1,984	2
27	EXCHANGE PROFITS	27,935	29	16,579	14
28	GAIN DUE TO MONETARY POSITION	(108,855)	(112)	(93,377)	(80)
8	**OTHER FINANCIAL OPERTIONS**	**22,743**	**100**	**2,226**	**100**
29	OTHER EXPENSES (INCOME) NET	22,743	100	2,226	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**128,240**	**100**	**98,091**	**100**
32	INCOME TAX	34,259	27	46,030	47
33	DEFERED INCOME TAX	93,294	73	48,880	50
34	WORKERS' PROFIT SHARING	687	1	3181	3
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PREVIOUS Amount
36	TOTAL SALES	14,704,695	15,266,611
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	30,992,364	32,414,399
39	OPERATION INCOME (**)	883,610	677,361
40	NET INCOME OF MAJORITY INTEREST (**)	358,333	226,422
41	NET CONSOLIDATED INCOME (**)	358,479	230,755

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER **2** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
FROM APRIL 1st TO JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF RT	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**NET SALES**	**7,356,661**	**100**	**7,585,590**	**100**
2	COST OF SALES	5,724,239	78	5,981,173	79
3	**GROSS INCOME**	**1,632,422**	**22**	**1,604,417**	**21**
4	OPERATING	1,446,741	20	1,437,454	19
5	**OPERATING INCOME**	**185,681**	**3**	**166,963**	**2**
6	TOTAL FINANCING	100,459	1	101,733	1
7	**INCOME AFTER FINANCING COST**	**85,222**	**1**	**65,230**	**1**
8	OTHER FINANCIAL OPERATIONS	8,381	0	-7,782	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**76,841**	**1**	**73,012**	**1**
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	23,423	0	28,641	0
11	**INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**53,418**	**1**	**44,371**	**1**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOS OPERATION**	**53,418**	**1**	**44,371**	**1**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**53,418**	**1**	**44,371**	**1**
16	EXTRAORDINARY ITEMS NET EXPENSES	11,368	0	7,270	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**42,050**	**1**	**37,101**	**0**
19	NET INCOME OF MINORITY INTEREST	(292)	0	3,079	0
20	**NET INCOME OF MAJORITY INTEREST**	**42,342**	**1**	**34,022**	**0**

STOCK EXCHANGE CODE GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER **2** YEAR: **2004**

CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF RT	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PRESENT %	QUARTER OF PREVIOUS Amount	QUARTER OF PREVIOUS %
1	**NET SALES**	**7,356,661**	**100**	**7,585,590**	**100**
21	DOMESTIC	6,996,426	95	7,295,214	96
22	FOREIGN	360,235	5	290,376	4
23	TRANSLATED INTO DOLLARS (***)	31,302	0	25,231	0
6	**TOTAL FINANCING COST**	**100,459**	**100**	**101,733**	**100**
24	INTEREST PAID	99,307	99	110,932	109
25	EXCHANGE LOSSES	19,704	20	406	0
26	INTEREST EARNED	3,726	4	817	1
27	EXCHANGE PROFITS	8,584	9	12,022	12
28	GAIN DUE TO MONETARY POSITION	(6,242)	(6)	3,234	3
8	**OTHER FINANCIAL OPERTIONS**	**8,381**	**100**	**-7,782**	**(100)**
29	OTHER EXPENSES (INCOME) NET	8,381	100	-7,782	(100)
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**23,423**	**100**	**28,641**	**100**
32	INCOME TAX	15,132	65	22,706	79
33	DEFERED INCOME TAX	7,668	33	4,539	16
34	WORKERS' PROFIT SHARING	623	3	1396	5
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER: **2** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY 1st TO JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PREVIOUS Amount
1	**CONSOLIDATED NET INCOME**	**181,012**	**139,627**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	291,750	315,134
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**472,762**	**454,761**
4	CASH FLOW CHANGE IN WORKING CAPITAL	(476,804)	(364,256)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(4,042)**	**90,505**
6	CASH FLOW FROM EXTERNAL FINANCING	(57,737)	100,321
7	CASH FLOW FROM INTERNAL FINANCING	558	3,017
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(57,179)**	**103,338**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(216,047)**	**(239,564)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(277,268)	(45,721)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	595,721	308,677
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	318,453	262,956

SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER: **2** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PREVIOUS Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**291,750**	**315,134**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	388,034	366,170
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	(96,284)	(51,036)
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	0	0
4	**CASH FLOW CHANGE IN WORKING CAPITAL**	**(476,804)**	**(364,256)**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	595,764	505,192
19	+(-) DECREASE (INCREASE) IN INVENTORIES	410,454	1,337,937
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(73,454)	(86,785)
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,339,485)	(1,818,893)
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(70,083)	(301,707)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(57,737)**	**100,321**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(57,737)	100,321
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**558**	**3,017**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	(55)	178
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	613	2,839
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(216,047)**	**(239,564)**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	2,870	2,507
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(191,061)	(206,923)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	(27,856)	(35,148)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GIGANTE QUARTER **2** YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P		QUARTER OF PRESENT FINALCIAL YEAR		QUARTER OF PREVIOUS FINALCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1.22	%	0.90	%
2	NET INCOME TO STOCK HOLDERS'EQUITY (**)	2.83	%	1.79	%
3	NET INCOME TO TOTAL ASSETS (**)	1.68	%	1.07	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	60.14	%	66.88	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.45	times	1.50	times
7	NET SALES TO FIXED ASSETS (**)	2.16	times	2.23	times
8	INVENTORIES ROTATION (**)	6.05	times	6.16	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	3	days	3	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	13.50	%	14.40	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	40.46	%	41.08	%
12	TOTAL LIABILITIES TO STOCK HOLDERS'EQUITY	0.68	times	0.70	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	5.37	%	5.60	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	13.89	%	4.38	%
15	OPERATING INCOME TO INTEREST PAID	2.38	times	1.69	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.59	times	3.65	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.12	times	0.89	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.39	times	0.29	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.71	times	0.70	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	5.82	%	3.74	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	3.20	%	2.94	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.23)	%	(2.36)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.02)	times	0.42	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.98	%	97.08	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(0.98)	%	2.92	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	88.43	%	86.37	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GIGANTE | QUARTER **2** | YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D		QUARTER OF PRESENT FINALCIAL YEAR			QUARTER OF PREVIOUS FINALCIAL YEAR		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.37		$	0.23	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	SILUTED PROFIT PER ORDINARY SHARE (**)	$	0.37		$	0.23	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**	$	0.37		$	0.23	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	12.93		$	12.97	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		0.56	times		0.43	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		19.78	times		23.78	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

ENGLISH TRANSLATION

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter: 2 Year: 2004**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Management Analysis and Discussion of the Company's Financial Condition and Operation Results)

ANNEX 1

Consolidated
Final Printing

Mexico City, July 28, 2004.

Second Quarter 2004 Management Report

During the second quarter of 2004, Grupo Gigante, S.A. de C.V. (the "Group") total sales reached 7,357 million pesos, a decline of 3.0% compared to the second quarter of 2003. Same store sales declined 3.4% in real terms compared to the same period of the previous year. This quarter was unusual given that there were several events during the month of June that had a negative effect on sales, such as pay days that fell on weekdays, copious amounts of rain and one Saturday less than is normal. Nevertheless, the Grupo has begun to see positive signs that sales will begin to improve as a result of more aggressive marketing that began in June.

Gross profit for the second quarter was 1,632 million pesos, while the gross margin was 22.2%, an increase of 100 basis points compared to the second quarter of 2003. This increase was primarily due to improvements in the coordination between our suppliers and the operations, merchandising and logistics departments.

During the second quarter, there was a slight increase in our expenses (0.6%) as compared to the second quarter of 2003 as a result of our cost control program. Expenses were affected by an increase in the activity of businesses (such as Toks, Office Depot and Radio Shack) that have higher expenses but also have higher margins. In addition, depreciation and amortization for the second quarter was 196 million pesos, 1.8% higher than that observed in the second quarter of 2003.

Operating profit for the second quarter was 186 million pesos, an increase of 11.2% from the same period of 2003. This increase was largely due to the previously-mentioned improvement in the gross margin and the cost controls implemented during the quarter. In addition, the operating margin during the second quarter was 2.5%, 30 basis points higher than that registered during the second quarter of 2003.

Operating cash flow for the quarter was 382 million pesos, an increase of 6.2% compared to the second quarter of 2003. As a percentage of sales, cash flow increased from 4.7% in the second quarter of 2003 to 5.2% in the second quarter of 2004, an increase of 50 basis points.

The comprehensive financing cost for the second quarter was 100 million pesos, 1.2% lower than the figure recorded during the same period of 2003. Cost-bearing liabilities at the end of June were 2,604 million pesos, 9.2% lower at the end of June, 2003, when cost-bearing liabilities were 2,868 million pesos. However, the loss in monetary position and the devaluation of the peso were offset by a reduction in the net interest paid, due to a restructuring of the Group's liabilities.

Net income for the second quarter was 42 million pesos, 24.5% higher than the 34 million pesos registered in the second quarter of 2003. As a result, the net margin for the period increased by 20 basis points, reaching 0.6% during the second quarter compared to 0.4% during the same period of 2003.

In cumulative terms, during 2004, same store sales declined by 3.6 and 4.3% respectively. However, the gross margin rose by 150 basis points to reach 22.5% and the operating margin was 3.0%, a 22.1% increase as compared to the first six months of 2003. In addition, net income increased by 29.5% and represented 1.2% as a percentage of sales.

During the second quarter, the Group converted one Bodega Gigante store into a Super Gigante store, a move that is consistent with the Group's ongoing objective to increase the profitability of the sales floor area and to improve the way in which we serve each establishment's area of influence.

Additionally, from April – June, we opened two Radio Shack stores in Mérida, Yucatán and one in Monterrey, Nuevo León. We also opened an Office Depot in Colima, Colima and another in Mexico City, as well as a Toks Restaurant in Mexico City.

By the end of the second quarter, the Group controlled 497 units with a total of 1,136,525 m^2 of sales floor area. The number of stores and sales floor area by format is as follows: 100 Gigante stores (592,617 m2), 52 Bodegas Gigante (197,249 m2), 62 Super Gigante units (136,459 m2), 8 Gigante USA establishments (22,794 m2), 44 SuperPrecio units (10,742 m2), 91 Office Depot establishments (152,340 m2), 90 Radio Shack stores (11,055 m2), 3 PriceSmart units (13,269 m2) and 47 Toks cafeterias (10,147 seats).

Ángel Losada Moreno
Executive President

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter: 2 Year: 2004**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Complementary Notes to the Financial Information)

ANNEX 2

Consolidated
Final Printing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (amounts in thousand pesos)

1. Basis of presentation

a. ***Consolidation of financial statements*** – The consolidated financial statements include those of Grupo Gigante, S. A. de C.V. (the "Company") and its subsidiaries. The Company's shareholding percentage in its subsidiaries' capital stock is set forth below. The financial statements of Office Depot de México, S. A. de C. V. and PSMT México, S.A. de C.V. are consolidated using the proportionate consolidation method, based on the Company's 50% ownership interest in such entities. Intercompany balances and transactions have been eliminated.

b. ***Translation of financial statements of foreign subsidiaries*** – To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are converted into Mexican pesos with the resulting exchange differences presented in stockholders' equity. For translation purposes, amounts are converted into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities, (ii) the exchange rate in effect at the date the contributions were made for common stock, (iii) the exchange rate in effect at the end of the year in which the results were generated and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2003 consolidated financial statements are restated in the constant currency of the countries in which they operate and are converted into Mexican pesos using the exchange rate of the latest year presented.

c. ***Reclassifications*** - Certain amounts contained in the financial statements as of and for the year ended June 30, 2003 have been reclassified in order to conform such amounts to those contained in the presentation of the consolidated financial statements as of and for the year ended June 30, 2004.

2. Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with MEX GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a. ***New accounting policies*** - Beginning January 1, 2003, the Company adopted the provisions of new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("C-9"), which establishes additional guidelines clarifying the accounting for provisions, accruals and contingent liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement or substitution of obligations.

b. **Recognition of the effects of inflation** - The Company restates its consolidated financial statements to Mexican pesos purchasing power as of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year have been restated to Mexican pesos purchasing power as of June 30, 2004 and, therefore, differ from those originally reported in the prior year.

c. ***Temporary investments*** - Temporary investments are stated at the lower of acquisition cost plus interest earned or market value.

d. ***Inventories and cost of sales*** – Inventories are valued at the lower of replacement cost or realizable value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

e. ***Property and equipment*** – Property and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index (NCPI). Depreciation is calculated using the straight-line method based on the useful lives of the related assets, as follows:

	Years
Buildings	50
Buildings on leased property	50
Store equipment	13
Furniture and equipment	10
Vehicles	8

Comprehensive financing costs incurred during the period of construction and installation of property, plants and equipment are capitalized and restated using the NCPI.

f. ***Investment in shares*** – Investment in shares is valued at acquisition cost and restated using the NCPI.

g. ***Goodwill*** – Goodwill represents the excess of cost over the recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI and is amortized over 20 years.

h. ***Employee retirement obligations*** – Seniority premiums are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Severance is charged to results when the liability is determined to be payable.

i. ***Provisions*** – Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

j. ***Income tax, tax on assets and employee statutory profit-sharing*** – Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded in the results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, are not likely to be realized. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or the benefits will not be realized. The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet as decreasing the deferred ISR liability

k. ***Foreign currency balances and transactions*** - Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income.

l. ***Insufficiency in restated stockholders' equity*** - Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the loss from holding non monetary assets.

m. ***Monetary position gain*** - Monetary position gain, which represents the increase of purchasing power of monetary items caused by inflation, is calculated by applying

NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

n. ***Earnings per share*** - Basic earnings per ordinary share are calculated by dividing net income of majority stockholders' by the weighted average number of ordinary shares outstanding during the year.

o. ***Investment in shares*** - The balance at June 30, 2004 and 2003 represents the Company's investment in 15,000 Series A preferred, convertible and redeemable shares of PriceSmart, Inc. (PriceSmart). The preferred shares can be converted to common shares of PriceSmart at an exercise price of US $37.50 per share, have a cumulative dividend of 8% per year, and may be redeemed at the option of PriceSmart five years after issuance.

p. ***Income taxes, tax on assets and employees statutory profit-sharing*** - In accordance with Mexican tax law, the Company is subject to consolidated income tax (ISR) and a consolidated tax on assets (IMPAC), which take into consideration the taxable and deductible effects of inflation.

The ISR rate was 34% in 2003 and 33% in 2004, and will be reduced by one percentage point each year until reaching 32% in 2005. In 2002, the deduction for employee statutory profit sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents were eliminated.

IMPAC is calculated by applying 1.8% to the Company's asset position, as defined by law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC may be credited against the excess of ISR over IMPAC over the following ten years.

The Company, incurs consolidated ISR and IMPAC with its subsidiaries in the proportion by which it owns the voting stock of such subsidiaries at the balance sheet date. As of January 1, 2003, the proportion is calculated based on the average daily equity percentage which the Company holds in its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion. Provisional payments of ISR and IMPAC of both the Company and its subsidiaries are made as if the Company did not file a consolidated tax return.

The effective ISR rates for June 30, 2004 and 2003, were 42% and 40% respectively.

3. Short term bank loans.

The Company is a borrower under a loan agreement for a total amount of $381 million pesos, with a mortgage and maturity date as of June 24, 2007. The agreement permits multiple

borrowings that together shall not exceed the maximum amount of the loan, and each borrowing shall be for a minimum period of 90 days. Interest is payable on the maturity date at an interest rate determined by reference to the Banking Interest Rate *"Tasa de Interés Interbancaria ("TIIE")* plus a spread. As of the date hereof, the Company has borrowed a total of $381 million pesos, with a maturity date of July 23, 2004 and an interest rate as of June 30 equal to 8.45%.

4. Long term bank debt

The Company is a borrower under a secured loan agreement with principal payable in 16 equal quarterly installments beginning in March 2005. Interest is payable quarterly, at a fixed interest rate equal to 9.51% plus a spread that shall not be less than 100 basis points and shall not exceed 300 basis points, according to financial interest service ratios and according to service of the bank debt, that shall be calculated quarterly. As of June 30, the applicable spread was 150 basis points.

The agreement requires the Company to maintain certain financial ratios. As of the date hereof, the Company is in compliance with those requirements.

5. Contingencies.

In 1992, the Company acquired its subsidiary Blanes, S.A. de C.V. ("Blanes") which, at that time, owned 89 stores. In order to indemnify the Company against possible future losses resulting from pre-acquisition contingent liabilities, the former shareholders of Blanes established a reserve for an agreed upon term of three years. At the end of the period, the Company and the former shareholders disagreed on the settlement amounts under the terms of the indemnity agreement determined by independent accountants, which resulted in the former shareholders commencing legal proceedings. During 2003, the legal process ended following a verdict, which upheld the Company's challenge, under constitutional law, of the propriety of the legal proceedings. In March 2004 the Company was notified of a new lawsuit filed by the former shareholders, in the amount of $150,000, which was equal to the amount of the original deposit plus an accrued amount, as calculated by the former shareholders based upon the Treasury Note (CETES) rate in effect at the payment due date, multiplied by two, for each 28-day period from February 9, 1996 until full reimbursement of the amount owed to vendors. The Company intends to vigorously defend the lawsuit on the grounds, inter alia, that the methodology used by the former shareholders to calculate penalty interest, was not in accordance with the original agreement. In connection with such contingency, the Company has created a reserve in the amount of $207,136. The Company's management believes the amounts reserved would be sufficient to cover any liabilities in the event of an adverse ruling.

6. New accounting principles.

In March 2003, the IMCP issued Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal" (C-15), the adoption of which is mandatory for fiscal years beginning on or after January 1, 2004, (although early adoption is encouraged). C-15 establishes, among

other things, new rules for the calculation and recognition of impairment losses for long-term assets and their reversal. It also provides guidance as to indicators of potential impairment in the carrying amount of tangible and intangible long-term assets in use, including goodwill. Companies must test for impairment unless there is conclusive evidence that the indicators of impairment are temporary. The calculation of such loss requires a determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The accounting principles issued prior to C-15 used future net cash flows, without requiring the discounting of such cash flows. The Company's management believes that the adoption of C-15 as of January 1, 2004 will not have significant effects on the Company's consolidated financial position or results of operations.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of pesos)	
				ADQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 GIGANTE, S.A. DE C.V.	SELF-SERVICE	2,162,534,916	99.99	2,169,301	5,278,338
2 SERVICIOS GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	2,004,999	99.98	20,050	(38,394)
3 CONTROTIENDAS, S.A. DE C.V.	REAL ESTATE	76,076,141	99.99	76,077	3,011,223
4 CAFETERIAS TOKS, S.A. DE C.V.	RESTAURANTS	159,148,777	99.99	159,929	524,567
5 BODEGA GIGANTE, S.A. DE C.V.	REAL ESTATE	1,363,644,000	99.99	550,086	394,797
6 GIGANTE FLEMING, S.A. DE C.V.	REAL ESTATE	62,031,800	99.99	79,983	228,129
7 OFFICE DEPOT DE MEXICO, S.A. DE C.V.	OFFICE SUPPLIES	456,502	50.00	277,516	885,738
8 SERVICIOS TOKS, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	4,999	99.98	50	971
9 GIGANTE HOLDING INTERNATIONAL, INC.	SELF-SERVICE	58,713,000	99.99	596,545	406,686
10 CONTROLADORA DEL NORTE, S.A. DE C.V.	REAL ESTATE	47,306,275	99.99	313,908	487,206
11 TIENDAS SUPER PRECIO, S.A. DE C.V.	SELF-SERVICE	10,744,999	99.98	107,449	52,050
12 PAGOS EN LINEA, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	4,999	99.98	50	(2,733)
13 COMPAÑIA IMPORTADORA GIGANTE, S.A. DE C.V.	PURCHASE AND SALE, IMPORTS AND EXPORTS	4,999	99.98	50	(3)
14 RADIO SHACK DE MEXICO, S.A. DE C.V.	ELECTRICAL APPLIANCES	1,362,976	50.01	66,597	44,787
16 PSMT MEXICO, S.A. DE C.V.	SELF-SERVICE	387,052	50.00	193,526	162,008
17 PROCESADORA GIGANTE, S.A. DE C.V.	PACKING	85,000	99.98	850	872
18 COMBUSTIBLES GIGANTE, S.A. DE C.V.	SALE OF GASOLINE, FUEL	5,000	99.98	50	68
19 SERVICIOS GASTRONÓMICOS GIGANTE, S.A. DE C.V.	PROFESSIONAL FOOD PREPARATION SERVICES	5,000	99.98	50	(1,068)
TOTAL INVESTMENT IN SUSIDIARIES				**4,612,067**	**11,435,242**
ASSOCIATEDS					
TOTAL INVESTMENT IN ASSOCIATEDS				0	0
OTHER PERMANENT INVESTEMENTS					**165,165**
TOTAL					**11,600,407**

Credit Type/ Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands Of $) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	31/12/2008	11.01	115876	811,125												
BANCOMER	31/12/2008	11.01	59,125	413875												
INBURSA	31/12/2008	11.01	94,124	658875												
HSBC	12/07/2004	7.20	9,000	0												
BANAMEX	23/07/2004	8.45	127,000	0												
INBURSA	23/07/2004	8.45	127,000	0												
BANCOMER	23/07/2004	8.45	127,000	0												
SCOTIA BANK INVERLAT	09/08/2004	8.85	15,080	0												
AMERICA CENTRAL	20/08/2004	6.75	0	0							1130					
AC SAN JOSE	16/09/2004	4.25	0	0							637					
TOTAL BANKS			**674,205**	**1,883,875**	**0**	**0**	**0**	**0**	**0**	**0**	**1,767**	**0**	**0**	**0**	**0**	**0**
SUPPLIERS																
SELF-SERVICE			3,149,125	0							355,803					
OFFICE SUPPLIES			288,083	0							49,466					
RESTAURANTS			17,161	0							0					
ELECTRONICS			51,460	0							55,871					
TOTAL SUPPLIERS			**3,505,829**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**461,140**	**0**	**0**	**0**	**0**	**0**
VARIOS			693,821	108,319												
OTHER CURRENT LIABILITIES AND ANOTHER CREDITS			**693,821**	**108,319**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			4,873,855	**1,992,194**	**0**	**0**	**0**	**0**	**0**	**0**	**462,907**	**0**	**0**	**0**	**0**	**0**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

FOREING MONETARY POSITION	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
TOTAL ASSETS	**2,948**	**33,922**	**0**	**0**	**33,922**
LIABILITIES POSITION	**40,207**	**462,907**	**0**	**0**	**462,907**
SHORT TERM LIABILITIES POSITION	40,207	462,907	0	0	462,907
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(37,259)**	**(428,985)**	**0**	**0**	**(428,985)**

NOTES
EXCHANGE RATE USED AS OF JUNE 30, 2004 IS EQUIVALENT TO $11.5085 PESOS PER DOLLAR FOR ASSETS AND $11.5130 PESOS PER DOLLAR FOR LIABILITIES.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	4,423,849	(11,379,262)	(6,955,413)	0.01	43,124
FEBRUARY	3,938,869	(10,394,269)	(6,455,401)	0.01	38,087
MARCH	3,933,256	(10,243,667)	(6,310,411)	0.00	20,824
APRIL	3,965,097	(11,047,683)	(7,082,587)	0.00	10,624
MAY	4,127,280	(10,278,812)	(6,151,532)	(0.00)	(15,994)
JUNE	3,437,964	(10,713,516)	(7,275,552)	0.00	11,641
ACTUALIZATION:	0	0	0	0.00	549
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER:	0	0	0	0.00	0
T O T A L					**108,855**

NOTES

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
GIGANTE	SELF-SERVICE	592,617	100
BODEGA GIGANTE	SELF-SERVICE	197,249	100
SUPER G	SELF-SERVICE	136,459	100
RADIO SHACK	ELECTRICAL APPLIANCES	11,055	100
OFFICE DEPOT	OFFICE SUPPLIES	152,340	100
CAFETERIAS TOKS	RESTAURANTS	10,147	100
GIGANTE HOLDING	SELF-SERVICE	22,794	100
TIENDAS SUPER PRECIO	SELF-SERVICE	10,742	100
PSMT MEXICO	SELF-SERVICE	13,269	100

NOTES
INSTALLED CAPACITY IS REGISTERED IN SQUARE METERS, EXCEPT IN THE CASE OF TOKS RESTAURANTS WHICH IS REGISTERED ACCORDING TO THE NUMBER OF SEATS AVAILABLE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APPLICABLE TO THE GROUP					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **2** YEAR: **2004**

CONSOLIDATED
Final Printing

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SELF-SERVICE				14,037,863			
T O T A L				14,037,863			

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
(1) SELF-SERVICE				654,327			
(2) OFFICE EQUIPMENT				90,107			
T O T A L				744,434			

NOTES

(1) IT REFERS TO 56,856 THOUSAND DOLARS AT AN EXCHANGE RATE OF $11.5085 PESOS PER DOLAR CORRESPONDING TO THE STORES LOCATED IN THE LOS ANGELES, CALIFORNIA AREA.

(2) IT REFERS TO 7,830 THOUSAND DOLARS AT AN EXCHANGE RATE OF $11.5085 PESOS PER DOLAR CORRESPONDING TO THE STORES LOCATED IN CENTRAL AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL SOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
SINGLE SHARE	0	0	176,734,102	800,920,875	0	977,654,977	18,922	85,751
TOTAL	0	0	176,734,102	800,920,875	0	977,654,977	18,922	85,751

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
977,654,977
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
UNICA	8,644,967	10.89000	7.25000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

PROJECT INFORMATION
(Project Completion Rate)

ANNEX 13

CONSOLIDATED
Final Printing

PROJECT INFORMATION

July 26, 2004

During the first six months of the year, the Company invested 191 millions pesos in fixed assets, which represents approximately 20% of the 1,000 million pesos annual investment program, allocated for new store openings, remodeling, systems and logistics.

During the second quarter of 2004 we opened 2 Superprecio stores, 2 Office Depot, 3 Radio Shack establishments and 1 Cafetería Toks.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **2** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

Translation of financial statements of foreign subsidiaries
(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

Gigante Holding International, Inc. is a subsidiary corporation of Grupo Gigante with a participation of 100% that include 8 supermarket stores aiming at the Latino market in the city of Los Angeles, California.

To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the results were generated and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2003 consolidated financial statements are restated in the constant currency of the countries in which they operate and are ~~translated~~ into Mexican pesos using the exchange rate of the latest year presented.

MEXICAN STOCK EXCHANGE

CONSOLIDATED
Declaration from the company officials responsable for the information — Final Printing

Ángel Losada Moreno y Federico Coronado Brosig, acting as Executive President and Corporate Director of Administration and Finances of Grupo Gigante, S.A. de C.V., respectively, in accordance with Article 33, Section II, of the provisions to general duties applicable to share inssuers and other stock market participants, inssued by the National Banking and Securities Commission, hereby declare that:

The undersigning under oath, hereby estate that, within the scope of our corresponding duties, we prepared the information regarding the issuer contained in the quarterly report herein, which, to out legal understandin, reasonably reflects its condition. Likewise, we hereby estate that we have no knowledge of relevant information which may have been false or omitted in this quarterly report or that it may contain information that could mislead the investors.

Lic. Ángel Losada Moreno Executive President	Federico Coronado Brosig Corporate Manager of Administration and Finance

Mexico, D.F., July 26, 2004.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GIGANTE** DATE: 26/07/2004 16:32
GRUPO GIGANTE, S.A. DE C.V.

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO GIGANTE, S.A. DE C.V.
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8000
FAX:	5269-8308
INTERNET ADDRESS:	grupogigante.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GGI880610918
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

INFORMATION ABOUT THE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOAR OF DIRECTORS
TITLE:	CHAIRMAN OF THE BOAR
NAME:	LIC. ÁNGEL LOSADA MORENO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	EXECUTIVE PRESIDENT
NAME:	LIC. ÁNGEL LOSADA MORENO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	DIRECTOR OF ADMINISTRATION AND CORPORATE FINANCE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GIGANTE** DATE: 26/07/2004 16:32
GRUPO GIGANTE, S.A. DE C.V.

NAME:	C.P. FEDERICO CORONADO BROSIG
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8271
FAX:	5269-8308
E-MAIL:	fcoronad@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. JOSÉ FERNANDO SALMERÓN MOCTEZUMA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	fsalmero@gigante.com.mx

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	CONTROLLER
NAME:	C.P. RAFAEL GARCÍA ALVARADO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8225
FAX:	5269-8068
E-MAIL:	rgarcia1@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	LEGAL DIRECTOR
NAME:	LIC. FRANCISCO PÉREZ LOBATO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8395
FAX:	5269-8308
E-MAIL:	fperez@gigante.com.mx

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. JAVIER MARTÍNEZ DEL CAMPO LANZ
ADDRESS:	BOSQUE DE ALISOS 47-A, DESPACHO 101
COLONY:	BOSQUES DE LAS LOMAS
ZIP CODE:	55120
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	3000-4000
FAX:	3000-4040
E-MAIL:	jmdc@domc.com.mx

TITLE MSE:	PRO-SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GIGANTE** DATE: 26/07/2004 16:32
GRUPO GIGANTE, S.A. DE C.V.

NAME:	LIC. SERGIO MONTERO QUEREJETA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8470
FAX:	5269-8132
E-MAIL:	smontero@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION STOCKHOLDERS
TITLE:	MANAGER OF INVESTOR RELATIONS
NAME:	LIC. MANUEL CULLEN PLIEGO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8075
FAX:	5269-8308
E-MAIL:	macullen@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR INFORMATION THROUGH EMISNET
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. JOSÉ FERNANDO SALMERÓN MOCTEZUMA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	fsalmero@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR RELEVANT EVENTS THROUGH EMISNET
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. JOSÉ FERNANDO SALMERÓN MOCTEZUMA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	fsalmero@gigante.com.mx

ENGLISH SUMMARY OF DOCUMENT

Summons issued by Grupo Gigante, S.A. de C.V. (the "Company") dated March 18, 2004, executed by Javier Martinez del Campo L., the Secretary of the Board of Directors Grupo Gigante, S.A. de C.V. states that all shareholders of Grupo Gigante are called to a General Annual Ordinary and Extraordinary Shareholders' Meeting to be held on April 2nd, 2004, at 11:00 a.m. at the said address of Avenida Miguel de Cervantes Saavedra 193, Colonia Nueva Granada, Federal District, Mexico. The Agenda was the following:

I. Board of Directors Report in accordance with provisions of Article 172 of the General Law of Commercial Companies regarding the Company's operations for the fiscal year ending December 31, 2003.
II. Ratification of the acts performed by the Board of Directors during the fiscal year ending December 31, 2003.
III. Discussion and approval or modification, if applicable, of the Company's audited financial statements as of December 31, 2003.
IV. Resolutions regarding use of profits.
V. Resolutions regarding the amount of shares for buy-back by the Company and report of the Board of Directors on Company's shares buy-back policy.
VI. Report of the Audit Committee.
VII. Appointment of the Board of Directors, Secretary, and Company's Examiner.
VIII. Resolutions regarding compensation of the Company's directors, audit committee members, Secretary and Examiner.
IX. Resolutions regarding the amendment of the Company' By-Laws.
X. Resolutions regarding subscription of shares held at the Company's treasury and waiver of preferred rights.
XI. Granting of powers of attorney.
XII. Appointment of representatives that, if applicable, shall notarize the resolutions agreed upon at the shareholders' meeting.
XIII. Reading and approval of the minutes of the shareholders' meeting.

Pursuant to Article XIV of the Company's By-Laws, for the shareholders to attend the shareholders' meeting, they shall submit to the Secretary of the Company, located at Avenida Ejército Nacional 769-A, 4th Floor, Colonia Nueva Granada, Federal District, Mexico, no less than three days before the date of the shareholders' meeting, titles of their respective shares or a certificate of a credit institution or exchange institution, that evidences the deposit of the share titles. Along with said titles or deposit certificates, the shareholders must submit the corresponding admission tickets. Trading companies shall submit the list of titleholders referred to in Article 78 of the Securities Market Law,

providing the name, domicile, nationality and number of shares of the corresponding shareholders. The shareholders may attend the shareholders' meeting personally or through a representative appointed by proxy. Said representation must be evidenced at the time the admission ticket is requested. As of the date hereof and in accordance with Article 14 Bis 3 of the Securities Market Law, there are proxies issued by the Company available to those stock trading companies representing shareholders of the Company.

Mexico, D.F., March 18, 2004
Javier Martínez del Campo
Secretary of the Board of Directors

English Summary of Grupo Gigante, S.A. de C.V. General Ordinary and Extraordinary Shareholders' Meeting held on April 2, 2004.

In Mexico City, at the corporate domicile of Grupo Gigante, S.A. de C.V. (the "Company"), at 11:00 a.m., on April 2, 2004, the persons whose names are listed on the attendance list (Exhibit 1) met at Avenida Miguel de Cervantes Saavedra 193, Colonia Nueva Granada, Mexico, Federal District, to hold a General Ordinary and Extraordinary Shareholders' Meeting of Grupo Gigante, S.A. de C.V., to which they were duly called by means of the publication in the newspapers "Reforma" on March 18, 2004.

As the necessary quorum was present at the meeting, the Chairman declared such meeting duly convened. Such meeting addressed the following items:

AGENDA

I. Board of Directors Report in accordance with the provisions of Article 172 of the General Law of Commercial Companies regarding the Company's operations for the fiscal year ending December 31, 2003.
II. Ratification of the acts performed by the Board of Directors during the fiscal year ending December 31, 2003.
III. Discussion and approval or modification, if applicable, of the Company's audited financial statements as of December 31, 2003.
IV. Resolutions regarding use of profits.
V. Resolutions regarding the amount of shares for buy-back by the Company and report of the Board of Directors on Company's shares buy-back policy.
VI. Report of the Audit Committee.
VII. Appointment of the Board of Directors, Secretary, and Company's Examiner.
VIII. Resolutions regarding compensation of the Company's directors, audit committee members, Secretary and Examiner.
IX. Resolutions regarding the amendment of the Company' By-Laws.
X. Resolutions regarding subscription of shares held at the Company's treasury and waiver of preferred rights.
XI. Granting of powers of attorney.
XII. Appointment of representatives that, if applicable, shall notarize the resolutions agreed upon at the shareholders' meeting.
XIII. Reading and approval of the minutes of the shareholders' meeting.

Taking up the first, second and third items of the Agenda, the Chairman read the report submitted by the Board of Directors regarding the operations of the Company during the fiscal year 2003. Thereafter, the Examiner read his opinion.

The meeting adopted the following resolutions:

FIRST: To approve the report submitted by the Board of Directors regarding the Company's operations during the fiscal year ended December 31, 2003.

SECOND: Any and all acts and actions by the Board of Directors during the year ended on December 31, 2003 were thereby approved and ratified.

THIRD: To approve the financial statements of the Company as of December 31, 2003.

Taking up the fourth item of the Agenda, the meeting adopted the following resolution:

FOURTH: To apply the amount of the net profits for the year 2003, which total $314,605,790.00, to the retained earnings account, after separating the corresponding amount for legal reserves. Therefore, the retained earnings account, which as of the date hereof is equivalent to $14,168,701,389.00, shall be increased to $14,483,307,179.00.

It was further stated that the legal reserve maintained by the Company is equal to the 20% of the outstanding capital stock.

Taking up the fifth item of the Agenda, the meeting adopted the following resolution:

FIFTH: For purposes of repurchase of Company shares the amount of shares for the period starting as of the date hereof and ending as of the date of the next annual shareholders' meeting shall be $60 million pesos, from the retained earnings account.

Taking up the sixth item of the Agenda, the meeting adopted the following resolution:

SIXTH: The audit committee's report issued pursuant to Article 14 Bis 3 of the Securities Market Law corresponding to the activities performed during the year ending December 31, 2003 is hereby approved

Taking up the seventh item of the Agenda, the meeting adopted the following resolution:

SEVENTH: To accept the resignation of Messrs Jaime Alverde Goya and Jaime Alverde Losada as members of the Board. To reelect Messr. Angel Losada Moreno as Chairman of the Board of Directors and Chief Executive Officer and Messrs., Braulio Antonio Arsuaga Losada, Gonzalo Baturrieta Losada, Javier Fernández Carbajal, Armando Garza Sada, Gilberto Pérezalonso Cifuentes, Luis Rebollar Corona, Roberto Salvo Horvilleur and Luis Santana Castillo, as members of the Board of Directors. To appoint Messrs. José Aguilera Medrano and Angel Alverde Losada as members of the Board.

EIGHTH: To reelect Messrs. Braulio Arsuaga Telleechea, María Teresa Losada Moreno, Luis Fernández García, Justo de Diego Saenz de Miera, Javier Molinar Horcasitas, María Eugenia Sidaoui Dib, Juan Carlos Mateos Durán de Huerta, Cheker Karam Shedid and Arturo Treviño Castellano as alternate members of the

Board, each of whom will act as the alternate of the member appearing to the left side of their names in the chart listed below. To appoint Messr. Sergio Montero Querejeta as alternate member of Angel Losada Moreno and Messr.José Alverde Losada as alternate member of Ángel Alverde Losada.

NINTH: To approve the following as the Board of Directors of the Company:

Name of Director	Name of Alternate Director
Angel Losada Moreno, Chairman of the Board and Chief Executive Officer	Sergio Montero Querejeta
Gonzalo Barrutieta Losada	María Teresa Losada Moreno
Angel Alverde Losada	José Alverde Losada
Braulio Antonio Arsuaga Losada	Braulio Arsuaga Telleechea
Roberto Salvo Horvilleur	Cheker Karam Shedid
Luis Santana Castillo	Arturo Treviño Castellano
José Aguilera Medrano	María Eugenia Sidaoui Dib
Armando Garza Sada	Justo de Diego Saenz de Miera
Gilberto Pérezalonso Cifuentes	Javier Molinar Horcasitas
Javier Fernández Carbajal	Luis Fernández García
Luis Rebollar Corona	Juan Carlos Mateos Durán de Huerta

TENTH. To reelect Javier Martínez del Campo Lanz as member Secretary of the Board of Directors and to appoint Sergio Montero Querejeta as non-member Alternate Secretary of the Board.

ELEVENTH. To reelect Ernesto Valenzuela Espinoza and Francisco Pérez Cisneros as Examiner and Alternate Examiner of the Company, respectively.

TWELFTH. That the directors, nor the examiners would be required to guarantee the performance of their duties.

THIRTEENTH. To authorize the payment of $20,000 to each member of the Board of Directors, the Secretary and the Examiner of the Company for each Board Meeting they attend.

FOURTEENTH. To authorize the payment of $20,000 to each member of the Audit Committee of the Company for each meeting they attend.

FIFTEENTH. To amend Article Second, paragraph g) of the By-laws regarding the corporate purpose, Article Twenty-Third Bis and Article Twenty-Fourth regarding quorum and voting in Board of Directors' meetings.

SIXTEENTH: To include in the Company's By-laws Article Eleventh Bis 1, as approved by the National Banking and Securities Commission.

SEVENTEENTH: To approve that the 12.7 million shares held at the Company's Treasury may be offered at a price equal to $6.50 per share to the Company's employees and to the employees of the Company's subsidiaries.

EIGHTEENTH: In accordance with Article 8 of the By-laws and Article 132 of the General Law of Commercial Companies, the Company's shareholders that do not waive their preemptive right to subscribe their corresponding part of the 12.7 million shares mentioned above, may exercise their preemptive right in proportion to the number of shares they hold. The term to exercise this right is fifteen days as of the publication of the corresponding notice. The subscription price shall be $6.50 per share. Shares that are not subscribed within the mentioned term shall remain at the Company's treasury and may be offered to the Company's employees and to employees of the Company's subsidiaries at the same price.

NINETEENTH: That the notice referred to in Article 132 of the General Law of Commercial Companies shall be published immediately in the Federal Official Gazette.

TWENTIETH: To appoint Messr. Angel Losada Moreno, Roberto Salvo Horvilleur or Federico Coronado Brosig to inform to the Board about the amount of capital stock subscribed and paid for by shareholders in accordance with their preemptive right; to offer those non subscribed shares to the Company's employees and to inform the Board about the amount subscribed by them.

TWENTY FIRST To appoint Messrs. Angel Losada Moreno, Roberto Salvo Horvilleur or Federico Coronado Brosig to set forth the issue date of new share titles purusuant to Article Tenth of the By-laws.

TWENTY SECOND To appoint Messrs. Angel Losada Moreno and Javier Martínez del Campo as President and Secretary of the Board, respectively to register the corresponding items in the Registry of Shares and Capital Stock Amendments and to publish the corresponding notices.

TWENTY THIRD That any other matter not covered by the above-agreed resolutions that requires a specific resolution shall be discussed and decided by the Board of Directors.

TWENTY FOURTH To grant powers of attorney to members of the Board of Directors in accordance with Article 2554 of the Federal Civil Code.

TWENTY FIFTH To grant of powers of attorney to members of the Board of Directors in accordance with Article 2554 of the Federal Civil Code.

TWENTY SIXTH To grant of powers of attorney to members of the Board of Directors in accordance with Article 2554 of the Federal Civil Code.

TWENTY SEVENTH To grant of powers of attorney to members of the Board of Directors in accordance with Article 2554 of the Federal Civil Code.

TWENTY EIGHTH That all powers of attorney previously granted shall remain in effect.

TWENTY NINTH To appoint Messrs. Sergio Montero Querejeta, Federico Coronado Brosig, Fracisco Pérez Lobato and Juan Camarillo Amaro as special delegates to carry out all the necessary or convenient acts to formalize and give effect to the resolutions adopted hereto, as well as to issue the necessary certificates of all or part of the minutes of this Meeting.

The Secretary briefly adjourned the Meeting in order to prepare the minutes; thereafter, the Secretary read them and the Meeting approved the same.

There being no further matters to discuss, the Chairman adjourned the Meeting.

The call, attendance list and the related documents as well as the proposals submitted at the Meeting are attached hereto.

The Chairman, Secretary, Examiner and the Recount Clerks signed the minutes.

Announcement from GRUPO GIGANTE, S.A. de C.V. to its shareholders

Reception Date at the BMV: May 20, 2004, 13:59

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Shareholders' Meeting: Annual Ordinary

Date: 02/04/2004

Place: Mexico, D.F.

Notice to its Shareholders: For purposes of updating the share titles that represent the variable portion of GRUPO GIGANTE, S.A. DE C.V.'s capital stock deposited at S.D. INDEVAL, S.A. DE C.V., INSTITUCIÓN PARA EL DEPÓSITO DE VALORES, on May 21, 2004, share titles shall be exchanged for the new ones mentioned below:

Share Title Number	Shares that represent	Issue Date
16	543'100,218	26 DE ABRIL DE 2004
17	30'178,350	26 DE ABRIL DE 2004

English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: 2004-05-28 16:22:00

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 28/05/2004

Place: Mexico, D.F.

Matter: Clarification to a newspaper note published in El Financiero

Relevant Event: With respect to the newspaper article published in El Financiero on May 28, 2004 the Company hereby clarifies to the general public that the investment of 100 million dollars mentioned in that article will be used for the opening of new facilities, refurbishments, logistics and information systems during a 15-month period and not only for refurbishments and distribution centers as was stated in such article.

English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: June 24, 2004, 17:30

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 24/06/2004

Place: Mexico, D.F.

Matter: Gigante, S.A.de C.V. debt restructuring to improve its general debt profile

Relevant Event: Grupo Gigante, S.A. de C.V. announces that its main subsidiary Gigante, S.A. de C.V. (the "Company"), which manages Gigante, Bodega Gigante, Super Gigante and SuperMaz stores, successfully accomplished its bank debt restructuring for a total value of 2,534 million pesos.

The agreement was signed with BBVA Bancomer, Banamex and Inbursa, the Company's main creditors through the following:

a) A long term Mortgage Loan Agreement at a fixed interest rate for an amount equal to 2,153 million pesos, payable in 16 equal installments, the first due in March 2005 and the last one due on December 2008;

b) A Long Term Revolving Loan Agreement in an amount of up to 381 million pesos, that will be in effect for the next 36 months. The interest rate is variable and TIIE.

As is customary in these types of transactions, the loan documents set forth some restrictions on the payment of dividends for Grupo Gigante, S.A. de C.V. during the term of the agreements.

The Company's debt restructuring will increase flexibility in the Company's operations because it strengthens the operational restructuring plans and will improve business results.

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: July 9, 2004, 16:02

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 9/07/2004

Place: Mexico, D.F.

Matter: Grupo Gigante announces the approval of Empresa Concentradora Sinergia

Relevant Event: Comercial Mexicana, Gigante y Soriana announced through a press release that the Federal Antitrust Commission (FAC) approved on July 8 the incorporation of the holding company Sinergia de Autoservicios S. de R.L. The companies mentioned above are waiting for the FAC resolution for the details of the approval.

As of June 30, Grupo Gigante's total number of stores was 496 with a total of 1,137,974 m^2 of sales floor area. The number of stores and sales floor area by format is as follows: 100 Gigante stores (592,617 m2), 53 Bodegas Gigante (199,740 m2), 61 Super Gigante stores (135,417 m2), 8 Gigante USA stores (22,794 m2), 44 SuperPrecio stores (10,742 m2), 91 Office Depot stores (152,340 m2), 90 Radio Shack stores (11,055 m2), 3 PriceSmart stores (13,269 m2) and 46 Toks cafeterias (10,188 seats).

List of contents of the 2003 Annual Report submitted to the CNBV and to the BMV on June 29, 2004, according to the New General Rules issued by the CNBV.

VI. RESPONSIBLE PERSONS

VII. EXHIBITS

English Translation of the Executive Summary of the 2003 Annual Report submitted to the CNBV and to the BMV on June 29, 2004, according to the General Rules issued by the CNBV.

Grupo Gigante, S.A. de C.V. (the "Company") is one of the leading self-service chains in Mexico that offers groceries, clothing and general merchandise. As of December 31, 2003, the Company operated 259 self- service stores throughout Mexico under the following brands: Gigante, Bodega Gigante, SuperGigante y SuperPrecio. It also operates eight Gigante stores in Los Angeles, California. In addition the Company operates 42 Toks restaurants, four specialties restaurants and through join ventures agreements, three membership stores "PriceSmart", 89 Office Depot stores and 87 Radio Shack stores.

The Company was organized and opened its first store in 1962. Since its incorporation, the Company has expanded its operations and its range of products and services through acquisitions, opening of new stores and through the development of new store formats. The four main formats are hypermarkets Gigante, Bodega Gigante stores, SuperGigante supermarkets and SuperPrecio stores. These formats correspond to various sizes, services rendered, product variety, location and clients targeted. Together, these four different formats represented 88.6% of the Company's income during 2003.

Summary of Financial Information

During 2003, sales grew to 31,117 million pesos, representing a decrease of 3.2% compared to 2002. Same store sales during 2003 decreased 6.9% compared to the previous year. The gross margin was 21.1% during 2003, 60 basis points above the one registered in 2002.

Operating expenses decreased 3.0% during 2003 compared to 2002. Operating expenses represented 18.6% of net sales, 30 point basis higher than during 2002.

Income from operations during 2003 was 13.1% higher than the one registered in 2002. During 2003, the operating cash flow generated was 10.7% higher than the one of the previous year.

Consolidated net income for the year 2003 with respect to sales was 13.0% lower than during the previous year. Reserves for taxes during 2003 amounted to 245 million pesos in accordance with the accounting principle set forth in Bulletin D-4.

Market Characteristics

The Mexican self-service market is characterized by the variety of income levels of its consumers. This industry provides services through: (i) modern formats such as supermarkets, department store hypermarkets and membership supermarkets; (ii) traditional formats, such as small independent stores; and (iii) informal facilities such as provisional markets and street salesmen. The large size of the informal sector (estimated to be more than 50% of the Mexican market) represents a significant opportunity for the Company to obtain a higher market share, provided that consumers prefer the improved services, larger variety of products and more

competitive prices which are offered by large self-service stores. The use of various formats and its wide regional coverage enables the Company to target different consumers through the selection of the appropriate format for each location.

Competitive Strengths

The Company attributes its good position in the Mexican market to the following:

National Coverage. With operations in 83 cities in Mexico, the Company has a presence in 30 of the 32 states of the country.

International presence: As of December 31, 2003, the Company operated in eight locations in the Los Angeles, California area (Gigante USA), four in Guatemala (Office Depot stores), two in Costa Rica (Office Depot stores) and two in El Salvador (Office Depot stores).

Diversity of Formats. The various formats of the Company's stores, which include Gigante hypermarkets, Bodega Gigante, SuperGigante supermarkets, SuperPrecio stores, Gigante USA supermarkets, PriceSmart membership stores, Office Depot stores, Radio Shack stores, and Toks restaurants, enable the Company to increase its market share by addressing the different needs of its customer base in each of the markets where the Company operates. Each format is designed to target a different sector according to its economic and social characteristics, resulting in different price ranges, store sizes, products and services offered.

Gigante hypermarkets are designed for the largest segment of consumers with different income levels, while Bodega Gigante stores target consumers with medium and low income levels. SuperGigante supermarkets are designed for consumers with medium to high income levels and SuperPrecio stores are directed to consumers with lower income levels.

Gigante USA supermarkets target the Latin American community in the Los Angeles, California area. PriceSmart membership stores operate under membership requirements and target family and small businesses. Office Depot and Radio Shack stores address specific consumer needs, such as office and stationery products and electronic appliances, respectively. As a complement to its various formats, the Company also operates a chain of family and specialty restaurants, many of which are located next to or near stores, providing consumers with an additional incentive to purchase products and services in the Company's stores.

Recognized Brand Name. Through continuous marketing and media campaigns and supported by the Company's national geographic coverage, the "Gigante" brand name is widely recognized by Mexicans and has expanded to the Latin American population in the Los Angeles, California area. The "Gigante" brand name is frequently linked to value and service, with a high recognition throughout Mexico, which enables the Company to attract new clients when it opens a new store and to more efficiently conduct its marketing and promotional campaigns.

Significant Joint Ventures. The Company recognizes that its competitive strengths are supported by the soundness of its joint venture partners. The Office Depot stores, a result of the joint

venture with Office Depot, Inc., commenced their operations in 1994 and constitute the fastest growing Gigante format, with a total of 81 stores in operations in 41 cities within Mexico, two in Guatemala, two in Costa Rica and two in El Salvador. Likewise, in 1992, the Company entered into a joint venture with Radio Shack and currently operates 87 Radio Shack stores and 50 franchises in 47 Mexican cities. At the beginning of 2002, the Company executed its most recent joint venture agreement with PriceSmart Inc. to develop membership club stores throughout Mexico under the name of PriceSmart.

Value Added Services

Value added services offered by the Company are designed to increase the amount of consumers in the stores and to generate higher income. These services, offered in the Company's stores, are designed to improve consumers' satisfaction by offering convenient and easy ways to purchase different products known as "purchases in the same place". Among the value added services offered by the Company are the following: bakeries, *tortillerias*, pharmacies, butcher stores, bank branches, automatic cashiers, credit cards issued by financial institutions with the Company's brand, Gigante vouchers, sending and receiving of money transfers and change of checks, photo labs, laundries, eye care stores, tire stores and small restaurants as well as payment of services such as telephone and cable TV bills as well as certain taxes. Likewise, there is a place to remit payment of tax on real estate within the facilities of the Cuitláhuac Gigante store in Mexico, Federal District.

List of contents of the 2003 Compliance Report with the Best Corporate Practice Code submitted to the CNBV and to the BMV on June 29, 2004, according to the New General Rules issued by the CNBV.